January 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes

Re:	Sol-Gel Technologies Ltd.
Registration Statement on Form F-1
File No. 333-220234
Request for Acceleration

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Sol-Gel Technologies Ltd. (the “Company”) that the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-220234) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on January 31, 2018, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected approximately the following distribution of the Company’s preliminary prospectus dated January 23, 2018, between January 23, 2018 and the date hereof:

1,016 copies to institutions;

0 copies to prospective underwriters; and

0 copies to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC
BMO CAPITAL MARKETS CORP.

By: JEFFERIES LLC

By:	/s/ Gil Bar-Nahum
Name:	Gil Bar-Nahum
Title:	Managing Director

By: BMO CAPITAL MARKETS CORP.

By:	/s/ Helen Oesch
Name:	Helen Oesch
Title:	Managing Director

[Signature Page to Acceleration Request]